September 2, 2010

VIA EDGAR

Mr. Briccio Barrientos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:           American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Barrientos:

The following are responses to the comments that we received from you by telephone on August 16, 2010 regarding Post-Effective Amendment (“PEA”) No. 91 to the Registration Statement on Form N-1A for American Beacon Funds (“Registrant” or “Fund”) that was filed with the Securities and Exchange Commission (“SEC”) on July 1, 2010.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comments on Fund Summaries

1.
In each Fund’s Fee Table, please add to the line item titled “[m]aximum deferred sales charge load” a parenthetical stating that the deferred sales charge is assessed as a percentage of the offering price or other appropriate caption.

The Registrant has added the applicable disclosure.

2.	In each Fund’s Fee Table, please delete the footnote which states that “C Class expenses are based on estimated expenses expected to be incurred” for the Fund’s current fiscal year.

The Registrant has deleted the footnote from each Fund’s Fee Table.

Securities and Exchange Commission
September 2, 2010

3.	In the Expense Example, please revise the expense calculations for each Fund to include the contingent deferred sales charge (“CDSC”) in the expenses for the first year.

The Registrant has recalculated the expenses for each Fund to include the CDSC.

4.	In the Expense Example, please complete the expense example assuming no redemption of shares.

The Registrant has completed the second table under the Expense Example assuming no redemption of shares.

5.
Under “Management” in each Fund summary, please delete the sentence after the sub-heading “Sub-Advisors” and the parenthetical after each sub-advisor that states the period of time that each sub-advisor has served the Fund.

Registrant has deleted the applicable disclosure.

Balanced Fund

6.	In the “Principal Investment Strategies” section of the Fund Summary, please summarize the Fund’s investment methodology.

The SEC Staff previously has reviewed the disclosure in the “Principal Investment Strategies” section of the Fund Summary for the Balanced Fund.  In comments provided on February 16, 2010 with respect to PEA No. 80, the Staff also requested that the Registrant further summarize the Fund’s investment methodology in the “Principal Investment Strategies” section of the Fund summary.  At that time, the Registrant explained that Form N-1A, Item 4(a) requires a Fund to summarize how the Fund intends to achieve its investment objective by identifying the Fund’s principal investment strategies, including the types of securities in which the Fund invests.  The Registrant respectfully observed that investment companies have satisfied this requirement either by providing a concise summary of a Fund’s strategies or more fulsome summary of a Fund’s investments and security selection process.  Fund groups that provide more complete disclosure in their summary prospectuses include Janus Funds, PIMCO Funds, ING Funds and TIAA-CREF Funds.
The Registrant further explained that the Fund’s “Principal Investment Strategy” section summarizes the Fund’s investment strategies that the Fund and the Manager believe is necessary for an investor to make an informed investment decision.  This approach is consistent with the Form N-1A, Item 4(a) requirement to identify a Fund’s investment strategies, and the approach adopted by the mutual fund complexes noted above.  The Registrant submits that the Fund’s Board of Trustees is comfortable with the existing

Securities and Exchange Commission
September 2, 2010

 level of disclosure.  Moreover, no Fund’s “Principal Investment Strategy” disclosure is so lengthy as to cause the Fund Summary to exceed 3-4 pages, the SEC’s desired length for the disclosure required by Form N-1A, Items 1-8.

The SEC Staff stated that they were satisfied with the existing disclosure prior to the March 1, 2010 effectiveness of the Registrant’s prospectus in PEA No. 80.  Accordingly, the Registrant respectfully declines the comment.

7.
In the “Fund Performance” section of the Fund Summary, please delete the second sentence of the paragraph, which states that “[t]he table shows how the Fund’s performance compares to the Russell 1000® Value Index, which is the Fund’s primary benchmark.”

The SEC Staff previously has reviewed the disclosure in the “Fund Performance” section of the Fund Summary for the Balanced Fund.  In comments provided on February 16, 2010 with respect to PEA No. 80, the SEC Staff asked that the Fund choose one index as the Fund’s primary benchmark and, in the narrative preceding the annual total returns table: (1) state that the Fund compares its performance to two broad-based market indices; (2) identify the Fund’s primary benchmark; and (3) explain the relevance of the additional index.  The Registrant revised the narrative preceding the annual total returns table as requested by the SEC Staff.  The SEC Staff stated that they were satisfied with the existing disclosure prior to the March 1, 2010 effectiveness of the Registrant’s prospectus in PEA No. 80.  Accordingly, the Registrant respectfully declines the comment.

Large Cap Value Fund and Large Cap Growth Fund

8.
In the “Principal Investment Strategies” section of each Fund Summary, the second sentence states “[t]hese companies generally have market capitalizations similar to the market capitalizations of the companies in the Russell 1000® Index at the time of investment.”  Please delete “generally” from this statement.

The Registrant has deleted “generally” from the above referenced statement.

9.
In the “Principal Investment Strategies” section of each Fund Summary, please provide the range of market capitalizations for the companies in which the Fund will invest.  The Staff notes that a market capitalization of less than $1 billion would be too low for a large cap fund.

Securities and Exchange Commission
September 2, 2010

The “Principal Investment Strategies” section of each Fund Summary has been updated to disclose that, as of June 30, 2010, the range of capitalizations of the companies in the Russell 1000® Index ranged from $968 million to $290.9 billion.

Each Fund has adopted a policy to invest at least 80% of its net assets in the equity securities of large market capitalization U.S. companies.  Each Fund determines the eligibility of companies for investment by reference to the Russell 1000® Index at the time of investment.  This practice has been sanctioned by the SEC and its Staff in the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) regarding Investment Company Names (“Adopting Release”) and the related SEC Staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”  (Investment Company Names, 1940 Act Release No. 24828 (July 27, 2004))  The SEC Staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.”  There, the Staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Registrant also respectfully notes that numerous other large cap mutual funds rely on the Russell 1000® Index to define the universe of large market capitalization companies.  These funds include, but are not limited to: Laudus Rosenberg U.S. Large Capitalization Fund, a series of Laudus Trust; Large Cap Core Equity Fund, a series of Touchstone Strategic Trust; Multi-Manager Large Cap Fund, a series of Northern Funds; Large Cap Stock Fund, a series of Fidelity Commonwealth Trust; William Blair Large Cap Growth Fund, a series of William Blair Funds; and Janus Adviser Large Cap Growth Fund, a series of Janus Adviser Series.  The Funds have adopted a definition in accordance with SEC and Staff guidance.  Accordingly, the Registrant respectfully declines this comment.

10.	In the “Principal Investment Strategies” section of the Fund Summary for the Large Cap Growth Fund, please summarize the Fund’s investment methodology.

See Registrant’s response to Comment 6 above.

Securities and Exchange Commission
September 2, 2010

Mid Cap Value Fund

11.	In the “Principal Investment Strategies” section of the Fund Summary, please summarize the Fund’s investment methodology.

See Registrant’s response to Comment 6 above.

Small Cap Value Fund

12.
In the “Principal Investment Strategies” section of the Fund Summary, the second sentence states “[t]hese companies generally have market capitalizations of $XX billion or less at the time of investment.” Please delete the word “generally” from that statement and fill in the omitted number.  The Staff notes that it may have additional comments depending upon the Registrant’s response.

The Registrant has deleted “generally” from the above referenced statement.  The “Principal Investment Strategies” section of the Fund Summary has been updated to insert a market capitalization of $3 billion or less at the time of investment.

International Equity Fund

13.
In the “Principal Investment Strategies” section of the Fund Summary, the Registrant discloses that “[a] sub-advisor may trade forward foreign currency contracts or currency futures in an attempt to reduce the Fund’s risk exposure to adverse fluctuations in currency exchange rates.”  In the “Principal Risks” section, the Registrant discloses generically the risks associated with investments in derivatives.  In compliance with the SEC Staff’s July 30, 2010 letter to the Investment Company Institute (“ICI Letter”), please tailor the Fund’s risk disclosure to the types of derivatives used by the Fund and the extent and purpose of their use.

As suggested by the ICI Letter, the Registrant is currently evaluating each Fund’s use of derivatives and the corresponding principal strategy and risk disclosures in each Fund Summary.  The Registrant respectfully notes that the ICI Letter states that “[a] fund should review its use of derivatives when it updates its registration statement annually . . . and assess whether it needs to revise the disclosures in its registration statement . . . .” Changes to the Fund-specific disclosure in the Registrant’s prospectus for C Class shares at this time would necessitate corresponding changes to Registrant’s currently effective Summary Prospectus for each affected Fund and the Statutory Prospectus.  Accordingly, the Registrant respectfully declines the Staff’s comment at this time and will make any

Securities and Exchange Commission
September 2, 2010

necessary revisions to its derivatives disclosure in the annual registration statement update, per the SEC Staff’s recommendation in the ICI Letter.

Emerging Markets Fund

14.
In the “Principal Investment Strategies” section of the Fund Summary, the Registrant discloses that “[a] sub-advisor may trade forward foreign currency contracts or currency futures in an attempt to reduce the Fund’s risk exposure to adverse fluctuations in currency exchange rates.”  In the “Principal Risks” section, the Registrant discloses generically the risks associated with investments in derivatives.  In compliance with the ICI Letter, please tailor the Fund’s risk disclosure to the types of derivatives used by the Fund and the extent and purpose of their use.

See Registrant’s response to Comment 13 above.

15.
Please explain supplementally why equity securities of issuers that satisfy one of the first two bullet points in the first paragraph under “Principal Investment Strategies” are considered to be “emerging market securities.”

The Registrant considers equity securities of issuers that are (1) primarily listed on the trading market of the emerging market country, or (2) headquartered in the emerging market country, to be issuers of emerging market securities.  The Registrant is not aware of any legal standards for emerging market securities.  Moreover, the Registrant’s practice with respect to the classification of emerging market securities by reference to the markets in which the securities are traded is consistent with principles of fair valuation.  In this regard, Registrant notes that Statement of Financial Accounting Standards 157 directs that the fair value of a security be measured assuming that a transaction to sell the security occurs in the principal market in which the security is traded.

The Registrant’s criteria, which are listed in the bullet points one through three under “Principal Investment Strategies,” are fully disclosed and consistent with other emerging markets funds.  The Registrant respectfully notes that other emerging markets funds that consider the securities of issuers listed on the trading market of an emerging market country to be emerging market securities include: UltraEmerging Markets Fund, a series of ProFunds; USAA Emerging Markets Fund, a series of USAA Mutual Funds; and Fidelity Emerging Markets Fund, a series of Fidelity Investment Trust.  In addition, the following emerging markets funds consider the securities of issuers headquartered in an emerging market country to be emerging market securities:  Metzler/Payden European Emerging Markets Fund, a series of The Metzler/Payden Investment Group; Aberdeen

Securities and Exchange Commission
September 2, 2010

Emerging Markets Fund, a series of Aberdeen Funds; and Artisan Emerging Markets Fund, a series of Artisan Funds, Inc.

The SEC Staff previously reviewed the disclosure in the “Principal Investment Strategies” section of the Fund Summary for the Emerging Markets Fund, which was included in PEA No. 80.  As discussed above, changes to the Fund-specific disclosure in the Registrant’s prospectus for C Class shares would necessitate corresponding changes to Registrant’s currently effective Summary Prospectus and Statutory Prospectus.  Accordingly, the Registrant respectfully declines the comment at this time and will consider making the recommended change in its annual registration statement update.

High Yield Bond Fund

16.
In the “Principal Investment Strategies” section of the Fund Summary, the Registrant discloses that the Fund may invest in options, in keeping with the Fund’s overall investment objective.  In the “Principal Risks” section, the Registrant discloses generically the risks associated with investments in derivatives.  In compliance with the ICI Letter, please revise the disclosure in the “Principal Investment Strategies” and “Principal Risks” sections to reflect the specific types of derivatives that will be used and the extent and purpose of their use.

See Registrant’s response to Comment 13 above.

17.
In the “Principal Risks” section of the Fund Summary, the Registrant lists “U.S. Government Securities Risk” and “Government-Sponsored Enterprises Risk.”  However, there is no disclosure in the “Principal Investment Strategies” section regarding the Fund’s investments in U.S. government securities and/or government sponsored enterprises.  Please revise the Fund Summary such that the Fund’s “Principal Investment Strategies” section is consistent with the “Principal Risks” section.

The Registrant has deleted “U.S. Government Securities Risk” and “Government-Sponsored Enterprises Risk” from the “Principal Risks” section of the Fund Summary.

Retirement Income and Appreciation Fund

18.	In the “Principal Investment Strategies” section of the Fund Summary, please summarize the Fund’s investment methodology.

See Registrant’s response to Comment 6 above.

Securities and Exchange Commission
September 2, 2010

19.
In the “Fund Performance” section of the Fund Summary, please delete the second sentence of the paragraph, which states that “[t]he table shows how the Fund’s performance compares to the Barclays Capital U.S. Aggregate Bond Index, which is the Fund’s primary benchmark.”

See Registrant’s response to Comment 7 above.

20.
In the “Principal Investment Strategies” section of the Fund Summary, the Registrant discloses that the securities in which the Fund invests may include options.  In the “Principal Risks” section, the Registrant discloses generically the risks associated with investments in derivatives.  In compliance with the ICI Letter, please revise the disclosure in the “Principal Investment Strategies” and “Principal Risks” sections to reflect the specific types of derivatives that will be used and the extent and purpose of their use.

See Registrant’s response to Comment 13 above.

Intermediate Bond Fund

21.
Please disclose in the “Principal Investment Strategies” section of the Fund Summary that the Fund maintains a dollar weighted average portfolio maturity of 3 to 10 years, or rename the Fund the “Intermediate Duration Bond Fund.”

The SEC Staff previously has reviewed the disclosure in the “Principal Investment Strategies” section of the Fund Summary for the Intermediate Bond Fund.  In comments provided on February 16, 2010 with respect to PEA No. 80, the Staff also requested that the Registrant disclose that the Fund maintains a dollar weighted average portfolio maturity of 3 to 10 years.  In response to the Staff’s comment, the Registrant explained that the Registrant currently discloses in the “Principal Investment Strategies” section that, under normal circumstances, the Fund seeks to maintain a duration of three to seven years.  The Registrant further explained that the Registrant believes that duration, which estimates how much the Fund’s value will fluctuate in response to interest rate changes, is a more accurate measure of the Fund’s interest rate sensitivity than dollar weighted average maturity, which is the average of the current maturities of the individual bonds that the Fund holds.  The SEC Staff stated that they were satisfied with the existing disclosure prior to the March 1, 2010 effectiveness of the Registrant’s prospectus.

In addition, the Registrant believes that the disclosure of duration, rather than maturity, does not render the Fund’s name misleading.  In the adopting release for Rule 35d-1 under the 1940 Act, the SEC acknowledged “that there may be instances where the average weighted maturity of an investment company’s portfolio securities may not

Securities and Exchange Commission
September 2, 2010

accurately reflect the sensitivity of the company’s share prices to changes in interest rates.”  In footnote 47, the SEC further acknowledged that “[i]n view of the shortcomings associated with analyzing interest rate volatility based on average weighted maturity, investment companies and investment professionals increasingly evaluate bond portfolios based on ‘duration,’ which reflects the sensitivity of an investment company’s return to changes in interest rates.”  Hence, the SEC concluded that whether a name is misleading would depend upon the facts and circumstances, including disclosures to investors.  Accordingly, the Registrant respectfully declines the comment.

22.	With respect to the Fund’s investments in fixed income securities, please disclose in the “Principal Investment Strategies” section the credit quality rating of such securities.

Changes to the Fund-specific disclosure in the Registrant’s prospectus for C Class shares at this time would necessitate corresponding changes to Registrant’s currently effective Summary Prospectus and Statutory Prospectus.  Accordingly, the Registrant respectfully declines the comment at this time and will consider making the recommended change in its annual registration statement update.

Short-Term Bond Fund

23.	Please disclose in the “Principal Investment Strategies” section of the Fund Summary that the Fund maintains a dollar weighted average portfolio maturity of 3 years or less.

See Registrant’s response to Comment 21 above.

Treasury Inflation Protected Securities Fund

24.
The Staff notes that “Derivatives Risk” is included in the “Principal Risks” section of the Fund Summary.  However, the “Principal Investment Strategies” section does not include disclosure regarding the derivatives in which the Fund will invest.  Consistent with the ICI Letter, please revise the disclosure in the “Principal Investment Strategies” and “Principal Risks” sections to reflect the specific types of derivatives that will be used and the extent and purpose of their use.

See the Registrant’s response to Comment 13 above.

25.
The Staff notes that “Foreign Investing Risk” is included in the “Principal Risks” section of the Fund Summary.  Please disclose in the “Principal Investment Strategies” section of the Fund Summary the Fund’s strategies with respect to investments in foreign securities.

Securities and Exchange Commission
September 2, 2010

The SEC Staff previously reviewed the disclosure in the “Principal Investment Strategies” section of the Fund Summary for the Treasury Inflation Protected Securities Fund, which was included in PEA No. 80.  Changes to the Fund-specific disclosure in the Registrant’s prospectus for C Class shares would necessitate corresponding changes to Registrant’s currently effective Summary Prospectus and Statutory Prospectus.  Accordingly, the Registrant respectfully declines the comment at this time and will consider making the recommended change in its annual registration statement update.

Global Real Estate Fund

26.
In the Fee Table, delete “(Recoupment)” from the Expense Reimbursement line item.  It is the SEC Staff’s position that a recoupment should be reflected under “Other Expenses,” not in the line item for expense reimbursements.

The Registrant has removed the parenthetical from the Expense Reimbursement line item of the Fee Table.

27.
In the “Fund Performance” section of the Fund Summary, please delete the second sentence of the paragraph, which states that “[t]he table shows how the Fund’s performance compares to the MSCI World Index, which is the Fund’s primary benchmark.”

The Registrant included this disclosure in the “Fund Performance” section of the Fund Summary in light of comments received from SEC Staff to PEA No. 80 on February 16, 2010 with respect to the Balanced Fund and the Retirement Income and Appreciation Fund as set forth in Registrant’s response to Comments 7 and 18 above.  Changes to the Fund-specific disclosure in the Registrant’s prospectus for C Class shares would necessitate corresponding changes to Registrant’s currently effective Summary Prospectus and Statutory Prospectus.  Accordingly, the Registrant respectfully declines the comment at this time and will consider making the recommended change in its annual registration statement update.

28.
The “Principal Investment Strategy” section of the Fund Summary states that “[u]nder normal market conditions, the Fund will invest significantly . . . in equity securities issued by real estate and real estate-related companies organized or located outside the United States.”  Please redefine the criteria for foreign securities.  It is the position of the SEC Staff that securities issued by companies organized or located outside the U.S. are not the sole criteria for foreign securities.

Securities and Exchange Commission
September 2, 2010

The SEC Staff previously reviewed the disclosure in the “Principal Investment Strategies” section of the Fund Summary for the Global Real Estate Fund, which was included in PEA No. 70.  In comments provided to the Registrant on February 16, 2010, the SEC Staff requested that the Registrant clarify whether the Fund considers the securities of companies that do a substantial amount of business outside the United States to be foreign securities.  The Registrant revised the disclosure in the “Principal Investment Strategies” section of the Fund Summary per instructions by SEC Staff.  The SEC Staff stated that they were satisfied with the existing disclosure prior to the March 1, 2010 effectiveness of the Registrant’s prospectus.  Accordingly, the Registrant respectfully declines the comment.

Zebra Large Cap Equity Fund

29.
In the Expense Example, the Staff believes that the calculation for expenses incurred assuming a redemption after 1 year and 3 years, should be $327 and $760, respectively, and $227 and $760, assuming no redemption after 1 year and 3 years, respectively.  Please confirm the expense calculations.

The expenses calculated by the Staff were based on incorrect operating expenses for the Fund which were transposed in the Fee Table included in the draft prospectus.  The correct total operating expenses for the Fund are 2.04%.  The Registrant has corrected the Fee Table and revised the Expense Example in the Fund Summary section.

30.
In the “Principal Investment Strategies” section of the Fund Summary, the second sentence states “[t]hese companies generally have market capitalizations similar to the market capitalizations of the companies in the Russell 1000® Index at the time of investment.  Please delete the word “generally” from that statement.

The Registrant has deleted “generally” from the statement referenced above.

31.
In the “Principal Investment Strategies” section of the Fund Summary, please provide the range of market capitalizations for the companies in which the Fund will invest.  The Staff notes that a market capitalization of less than $1 billion would be too low for a large cap fund.

See Registrant’s response to Comment 9 above.

Securities and Exchange Commission
September 2, 2010

Zebra Small Cap Equity Fund

32.
In the Expense Example, the Staff believes that the calculation for expenses incurred assuming a redemption after 1 year and 3 years, should be $307 and $782, respectively, and $207 and $782, assuming no redemption after 1 year and 3 years, respectively.  Please confirm the expense calculations.

The expenses calculated by the Staff were based on incorrect operating expenses for the Fund which were transposed in the Fee Table included in the draft prospectus.  The correct total operating expenses for the Fund are 2.24%.  The Registrant has corrected the Fee Table and revised the Expense Example in the Fund Summary section.

33.
In the “Principal Investment Strategies” section of the Fund Summary, the second sentence states “[t]hese companies generally have market capitalizations of the companies in the Russell 2000 Index at the time of investment.” Please delete the word “generally” from that statement and fill in the omitted numbers at the end of the paragraph reflecting the range of the companies in the Russell 2000 Index.  The Staff notes that it may have additional comments depending upon the Registrant’s response.

The Registrant has deleted “generally” from the above referenced statement.  The “Principal Investment Strategies” section of the Fund Summary has been updated to state that as of June 30, 2010, the market capitalizations of the companies in the Russell 2000 Index ranged from $39 million to $2.5 billion.

General Prospectus Comments

34.
In the section of the prospectus titled “Additional Information About the Fund,” please identify the principal investment strategies and risks and the non-principal investment strategies and risks that apply to the Funds.

Pursuant to Item 4 of Form N-1A, the Registrant has identified the principal investment strategies and risks of the Fund in the Fund Summary, under the “Principal Investment Strategies” and “Principal Risks” sections.  Accordingly, the Registrant has elected not to repeat this information in the “Additional Information About the Fund” section, which is Item 9 disclosure under Form N-1A and provides more detailed information regarding the securities in which the Fund may invest.  The Registrant has included an introductory sentence under the section heading to explain that the information in this section provides more detailed information regarding the Fund’s investments as well as information regarding the Fund’s strategy with respect to investment of cash balances.

Securities and Exchange Commission
September 2, 2010

35.
In the section titled “The Sub-Advisors,” please provide the title and position of the following portfolio managers since 2005:  (1) Calamos Advisors LLC; John P. Calamos, Jr., Bryan Lloyd, Chris Hartman and Joe Wysock; (2) Causeway Capital Management LLC; James A. Doyle, Jonathan P. Eng, and Kevin Durkin; (3) Franklin Advisers, Inc.; Eric Takaha and Chris Molumphy; and (4) Hotchkis and Wiley Capital Management, LLC; George Davis, Judd Peters, Scott McBride, Patricia McKenna, Sheldon Lieberman, David Green and Jim Miles.

The Registrant has updated the business experience of each of the portfolio managers noted above.

36.
In the section titled “The Sub-Advisors,” please state whether Robert Bayston currently serves as Director of Liquid Products and Senior Portfolio Manager for Standish Mellon Asset Management Company LLC.  If Mr. Bayston does not currently hold that position, please state his current position.

The Registrant confirms that Mr. Bayston continues to serve in his current position.

37.	For the Funds with an October 31 fiscal year end, please update the “Financial Highlights” section to include unaudited financial information as of April 30, 2010.

The Registrant has updated the “Financial Highlights” section to include unaudited financial information as of April 30, 2010 for the Funds with an October 31 fiscal year end.

Statement of Additional Information

38.
Please incorporate by reference to the Registrant’s Semi-Annual Report to Shareholders for the period ended April 30, 2010 with respect to Funds with fiscal year end October 31 and the Semi-Annual Report to Shareholders for the period ended June 30, 2010 with respect to Funds with fiscal year end December 31.

Registrant has included the applicable disclosure.

39.
Please revise the Global Real Estate Fund’s investment policy with respect to securities issued by real estate companies to state that the Fund “will invest in REITS, REOCS and securities secured by real estate or interests therein . . .” instead of disclosing that it “may” invest in such investments in the Registrant’s statement of additional information.

A supplement changing the disclosure in the “Investment Restrictions” section of the statement of additional information at this time would require the Fund and its

Securities and Exchange Commission
September 2, 2010

shareholders to incur additional expenses.  Accordingly, the Registrant respectfully declines the comment at this time and will consider making the recommended change in its annual registration statement update.

40.	Please include the new disclosure required by Form N-1A, Item 17 in the statement of additional information included in the Registrant’s Rule 485(b) filing.

The Registrant confirms that the SAI contains the new disclosure required by Form N-1A, Item 17.

*           *           *           *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:           Rosemary Behan
John Okray
   American Beacon Advisors, Inc.